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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                                                ---------------
                          NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                    0-24352
                                                                ---------------
                                                                ---------------
                                                                  CUSIP NUMBER
                                                                    45866810
                                                                ---------------

(Check One):  [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K
              [x] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended         September 30, 1998
                 ----------------------------------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended: _____________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I.  REGISTRANT INFORMATION

         Full Name of Registrant:            Interiors, Inc.
                                 ----------------------------------------------
         Former Name if Applicable:
                                   --------------------------------------------

         320 Washington Street
         ----------------------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

         Mt. Vernon, New York 10553
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         City, State and Zip Code

PART II.  RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[x] (b) The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     The Company has not been able to compile the requisite financial data necessary to enable it to have sufficient time to complete the Company's financial statements by November 16, 1998, which is the required filing date for the Company's quarterly report on Form 10-QSB, without unreasonable effort and expense.


PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                  Richard P. Belenski                (914) 655-5400
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                  (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).
                                                             [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [x] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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                                Interiors, Inc.
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                  (Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            INTERIORS, INC.

Dated: November 16, 1998            By:     /s/ RICHARD P. BELENSKI
                                            -----------------------
                                            Richard P. Belenski
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in the filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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                                   ATTACHMENT
                           (PURSUANT TO PART IV (3))

     It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof for the following reason:

Interiors, Inc. has recently acquired Henlor, Inc., Merchandise Sales, Inc., Troy Lighting, Inc. and Windsor Art, Inc. (collectively, the "Acquired Companies"). These acquisitions will result in a significant change in the Company's results of operations from the comparable quarterly period in the prior fiscal year. The Company has not been able to compile the requisite financial data related to the Acquired Companies necessary to enable it to have sufficient time to complete the Company's financial statements by November 16, 1998, which is the required filing date for the Company's quarterly report on Form 10-QSB without unreasonable effort and expense. Accordingly, at the present time a reasonable estimate of the results of operations cannot be made.